# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ballard Power Systems Inc., CIK 0001453015
CUSIP: 058586108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 9000 Glenlyon Parkway, BURNABY, BRITISH COLUMBIA, British Columbia Canada (A1), 5J8
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0002095418
Persons authorized to receive notices and communications: Yunyun HU, 2102-03 China Merchants Twr, Shun Tak, Ctr, 168-200 Connaught Rd Central, Hong Kong, Hong Kong (K3), 00000, 852 22953686

## Reporting persons
- Weichai Power Hong Kong International Development Co., Limited (CIK 0002095418): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 31,102,826; sole dispositive power 0; shared dispositive power 31,102,826; aggregate amount beneficially owned 31,102,826 (10.32% of the class)
  Comment: 1. The percentage of class of securities is calculated by dividing the number of Common Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) by a total of 301,475,849 issued and outstanding Common Shares of the Issuer (as defined below), as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 5, 2026.
- Weichai Power Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 31,102,826; sole dispositive power 0; shared dispositive power 31,102,826; aggregate amount beneficially owned 31,102,826 (10.32% of the class)
  Comment: 1. The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.
- Shandong Heavy Industry Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 31,102,826; sole dispositive power 0; shared dispositive power 31,102,826; aggregate amount beneficially owned 31,102,826 (10.32% of the class)
  Comment: 1. The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Ballard Power Systems Inc.
Address of issuer's principal executive offices: 9000 Glenlyon Parkway, BURNABY, BRITISH COLUMBIA, British Columbia Canada (A1), 5J8
Comment: This Amendment No. 3 amends the statement on the Schedule 13D originally filed by the Reporting Persons on November 23, 2018 (as amended to date, the "Schedule 13D"). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment No. 3 is being filed by the Reporting Persons to report additional open market sales by Weichai Hong Kong through a broker of an aggregate of 3,897,000 Common Shares of the Issuer pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended, which resulted in a decrease of over one percent (1%) in the aggregate percentage beneficial ownership of the Reporting Persons, as previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5(a) of the Schedule 13D is hereby amended in its entirety as follows:

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

Number of Shares
Power to Vote Power to Dispose
No of Securities Percent
Reporting Person Beneficially Owned Sole Shared(1) Sole Shared(1) of Class(2)

Weichai Hong Kong 31,102,826 0 31,102,826 0 31,102,826 10.32%
Weichai Power 31,102,826 0 31,102,826 0 31,102,826 10.32%
SHIG 31,102,826 0 31,102,826 0 31,102,826 10.32%
Total(3) 31,102,826 0 31,102,826 0 31,102,826 10.32%
(all Reporting Persons)

1. Weichai Hong Kong is the direct and record owner of 31,102,826 Common Shares and shares the power to vote and the power to dispose of all of such Common Shares with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai Hong Kong's parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power's board of directors.

2. The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.

3. The Reporting Persons disclaim membership in a group.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended in its entirety as follows:

(c) During the past sixty days, Weichai Hong Kong sold an aggregate of 15,028,886 Common Shares in open market transactions as follows:

Date Number of Common Shares Sold Price per Common Share

5/8/2026 2,111,111 $4.2742
5/11/2026 2,399,353 $4.1767
5/12/2026 2,368,422 $4.2167
5/13/2026 3,330,000 $4.1725
5/14/2026 923,000 $4.1198
5/15/2026 3,897,000 $4.0688

## Signatures
- Weichai Power Hong Kong International Development Co., Limited: /s/ Yunyun Hu, Yunyun Hu/Director (05/19/2026)
- Weichai Power Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun/Authorized Representative (05/19/2026)
- Shandong Heavy Industry Group Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun/Authorized Representative (05/19/2026)